Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollar Amounts In Thousands)

	2001	2000	1999	1998	1997

EARNINGS
Pre-tax income (loss)	$(4,416)	$123	$40,092	$55,069	$25,153
Fixed charges	7,832	13,024	13,109	15,865	16,683

Total (a)	$3,416	$13,147	$53,201	$70,934	$41,836

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$6,541	$11,889	$12,221	$15,009	$15,768
Interest portion of rental expense	1,291	1,135	888	856	915

Total fixed charges (b)	$7,832	$13,024	$13,109	$15,865	$16,683

Ratio of earnings to fixed
charges (a)/(b)	(2)	1.0x	4.1x	4.5x	2.5x

(1)

For purposes of determining this ratio, pre-tax income (loss) consists of income (loss) before income taxes, cumulative effect of accounting change (1999) and extraordinary loss (1997), plus fixed charges. Fixed charges include interest expense and the interest portion of rent expense.

(2)	Earnings were insufficient to cover fixed charges by $4.4 million in 2001.